Filed by Parsley Energy, Inc.

(Commission File No. 001-36463)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Jagged Peak Energy Inc.

(Commission File No. 001-37995)

INVESTOR PRESENTATION 3Q »2017 SEPTEMBER 25, 2018 Q3 2019 Earnings Presentation November 2019

Important Disclosures No Offer or Solicitation Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Additional Information for Shareholders In connection with the proposed transaction, Parsley Energy, Inc. (“Parsley”) and Jagged Peak Energy Inc. (“Jagged Peak”) have filed materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 of Parsley (the “Registration Statement”) that includes a preliminary joint proxy statement/prospectus of Parsley and Jagged Peak. The information in the Registration Statement is not complete and may be changed. After the Registration Statement is declared effective by the SEC, Parsley and Jagged Peak intend to mail a definitive proxy statement/prospectus to the shareholders of Parsley and the shareholders of Jagged Peak. This presentation is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Parsley or Jagged Peak may file with the SEC and send to Parsley’s shareholders and/or Jagged Peak’s shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARSLEY AND JAGGED PEAK ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PARSLEY AND JAGGED PEAK WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PARSLEY, JAGGED PEAK, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Parsley and Jagged Peak with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Parsley will be available free of charge from Parsley’s website at www.parsleyenergy.com under the “Investors” tab or by contacting Parsley’s Investor Relations Department at (512) 505-5199 or IR@parsleyenergy.com. Copies of documents filed with the SEC by Jagged Peak will be available free of charge from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab or by contacting Jagged Peak’s Investor Relations Department at (720) 215-3754 or jedwards@jaggedpeakenergy.com.  Participants in the Proxy Solicitation Parsley, Jagged Peak and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Parsley’s shareholders and Jagged Peak’s shareholders in connection with the proposed transaction. Information regarding the executive officers and directors of Parsley is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 8, 2019. Information regarding the executive officers and directors of Jagged Peak is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 10, 2019. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the proposed transaction. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking & Cautionary Statements Forward-Looking Statements Certain statements in this presentation concerning the proposed transaction, including any statements regarding the expected timetable for completing the proposed transaction, the results, effects, benefits and synergies of the proposed transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Parsley’s or Jagged Peak’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Parsley and Jagged Peak’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Parsley may not approve the issuance of new shares of Parsley Class A common stock in the transaction or that shareholders of Jagged Peak may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Parsley and Jagged Peak; the effects of the business combination of Parsley and Jagged Peak, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional factors that could cause results to differ materially from those described above can be found in Parsley’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Parsley’s website at www.parsleyenergy.com under the “Investors” tab, and in other documents Parsley files with the SEC, and in Jagged Peak’s Annual Report on Form 10-K for the year ended December 31, 2018 and in its subsequently filed Quarterly Reports on Form 10-Q, each of which is on file with the SEC and available from Jagged Peak’s website at www.jaggedpeakenergy.com under the “Investor Relations” tab, and in other documents Jagged Peak files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Parsley nor Jagged Peak assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Industry and Market Data This presentation has been prepared by Parsley and includes market data and other statistical information from third-party sources, including independent industry publications, government publications or other published independent sources. Although Parsley believes these third-party sources are reliable as of their respective dates, Parsley has not independently verified the accuracy or completeness of this information. Some data are also based on Parsley’s good faith estimates, which are derived from its review of internal sources as well as the third-party sources described above.

Parsley Energy Overview Generated free cash flow(1) Initiated quarterly dividend Tightened 2019 capital budget range Raised 2019 capital efficiency target Announced accretive Delaware Basin acquisition, enhancing position as… Economies of scale and core inventory depth Elite return profile Advantaged operating margins Efficient and sustainable growth Financial flexibility with strong balance sheet ANDREWS MARTIN ECTOR LEA WINKLER WARD CRANE REEVES PECOS UPTON MIDLAND GLASSCOCK REAGAN HOWARD Delaware Basin Central Basin Platform Midland Basin 3Q19 Highlights Premier Permian Pure-Play NYSE Symbol: PE Market Cap: $7,048 MM Net Debt: $2,836 MM Enterprise Value: $9,884 MM Share Count: 413 MM Pro Forma Market Snapshot(2)(4) (1) Free cash flow (outspend) is a non-GAAP financial measure and is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (2) As of 9/30/2019 pro forma for pending JAG acquisition announced 10/14/2019 (utilizing publicly available JAG data as of 11/5/2019) and scheduled 2019 acreage expirations recorded in 4Q18; (3) ~7,900 net royalty acres are shown on a 100% NRI basis. If Parsley’s royalty ownership is standardized to a 12.5%, or 1/8th, royalty interest, Parsley’s net royalty acreage would equate to approximately 63,000 net royalty acres; (4) Market capitalization calculated using fully diluted Parsley share count of 317 MM shares (281 MM Class A shares plus 36 MM Class B shares) as of 11/5/2019, Jagged Peak shares outstanding using publically available data as of 10/14/2019, and Parsley closing price as of 11/4/2019. Net debt as of 9/30/2019 for Parsley and 6/30/2019 for Jagged Peak. Net Debt is a non-GAAP financial measure defined as total debt less cash and cash equivalents. Enterprise Value is calculated as market capitalization plus net debt, where market capitalization is calculated as share price times the sum of Class A shares outstanding and Class B shares outstanding. Because non-controlling interest represents the portion of total book value of equity allocated to Class B shareholders, it is already represented in the enterprise value calculation by the inclusion of Class B shares in the calculation of market capitalization, and should not be added separately as a component of enterprise value. Pro Forma Parsley Acreage(2) Net Leasehold Acreage: ~266,000 (96% Operated) Midland Basin: ~146,000 Delaware Basin: ~120,000 Net Royalty Acreage: ~7,900 Standardized Royalty Acreage (12.5% NRI): ~63,000(3) Pro Forma Parsley Energy Acreage(2)

Defend and extend operational efficiency gains Increase footage drilled/completed per rig/crew over FY18 levels YTD footage drilled/completed per rig/crew registered double digit growth from FY18 levels Work with high-performing service partners on pricing and contracting Improve capital efficiency by 8-10%+ YoY(1) Tracking ahead of plan; targeting 14-16%+ YoY improvement in capital efficiency(1) Hedge to protect cash flow and balance sheet while retaining oil price upside Outspend by less than $250 million in any oil price environment(2) Majority of 2020 oil production is hedged Sustain culture that promotes and prioritizes community stewardship Collaborate with Permian Strategic Partnership (“PSP”); publish Sustainability Report by year-end 2019 On track to publishing Sustainability Report by YE19; established Nominating, Environmental, Social & Governance Board Committee Rate of Return (“ROR”)-driven approach to well selection Improve capital efficiency by 8-10%+ YoY(1) Tracking ahead of plan; targeting 14-16%+ YoY improvement in capital efficiency(1) Accelerate timeline to self-funded growth Outspend by less than $250 million in any oil price environment(2) Generated free cash flow in 3Q19(2) Further increase visibility on management and shareholder alignment Addition of corporate returns metric to 2019 incentive plan Added CROCI to 2019 incentive plan(3); initiated quarterly dividend in 3Q19(4) Leverage legacy water infrastructure investments Increase 3rd party water revenues and/or explore strategic alternatives Strategic review ongoing; expect decision by YE19 Exercise patience on incremental crude transport agreements Deliver healthy long-term realized oil prices while limiting minimum volume commitments Dependable flow assurance, diversified pricing, and tight API gravity range (41° average) translating to favorable realized oil prices Delivering on 2019 Action Plan Discipline Guiding Principles Foresight Stability 2019 Action Plan Accountability Progress through 3Q19 ü ü ü ü ü ü ü ü ü (1) Capital efficiency calculated as barrels of organic oil production added (Q41/Q40, adjusted for proved developed producing (“PDP”) oil base decline) per million dollars of development capital expenditures. Assumes 4Q18/4Q17 PDP oil base decline of ~45% and 4Q19/4Q18 PDP oil base decline of ~43%. Adjusted for divestitures closed after 9/30/2018; (2) Free cash flow (outspend) is a non-GAAP financial measure and is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (3) Disclosed in definitive proxy statement for 2019 annual meeting (filed with SEC on 4/8/2019). Cash return on capital invested (“CROCI”) is calculated by dividing the sum of cash flow from operations and after-tax interest expense by the sum of average gross property, plant and equipment and average non-cash working capital; (4) Announced 8/26/2019. Paid to all equityholders including Class A stockholders and PE unitholders/Class B stockholders.

Outpacing top quartile operators in key value drivers highlights Parsley’s competitive advantage Pending Jagged Peak acquisition enhances Parsley’s standings and sustains this relative edge Focus remains fixed on return of each incremental dollar invested Significant insider ownership enables participation in value creation alongside public shareholders Recycle Ratio(1)(6) Enhancing a Competitive Advantage Among Independent E&Ps (1) Seaport Global Securities E&P Comps as of 10/21/2019. 2Q19 operating margin as defined by Seaport Global Securities. Operating margin is a non-GAAP financial measure. Recycle ratio is equal to 2Q19 operating margin divided by 2018 PD F&D. For definitions of PD F&D and recycle ratio, please see slide 27. Figures for PE adjusted to reflect reported actuals where appropriate; (2) FactSet. Based on 2Q19 reported production; (3) DrillingInfo as of 10/25/2019; (4) FactSet; 2018 debt-adjusted discretionary cash flow per share growth. Debt-adjusted discretionary cash flow per share is equal to discretionary cash flow divided by debt-adjusted shares. Discretionary cash flow is equal to cash flow from operations less changes in working capital. The number of debt-adjusted shares is equal to the number of fully diluted shares plus total debt minus cash divided by average share price in the period; (5) Bloomberg. Total value ($) of executive officer and director ownership; (6) Peers include APA, AR, AXAS, CDEV, CHK, CLR, COG, CPE, CRZO, CXO, DVN, ECA, EOG, EQT, ESTE, FANG, HES, JAG, LPI, MRO, MTDR, MUR, NBL, OAS, OXY, PDCE, PXD, QEP, RRC, SM, SRCI, SWN, WLL, WPX, XEC, and XOG; (7) Valuations from FactSet as of 10/25/2019 and defined as enterprise value divided by consensus 2019 EBITDAX estimates; (8) Pro forma for pending JAG acquisition announced 10/14/2019 (utilizing publicly available JAG data as of 11/5/2019). Pro forma figures for operating margin, recycle ratio, percent oil, and debt-adjusted discretionary cash flow per share growth calculated using a weighted average based on reported production. Pro forma figures for horizontal rigs in Lower-48 and insider ownership calculated by summing PE and JAG figures. Operating Margin(1)(6) % Oil(2)(6) Debt-Adjusted DCF/Share Growth(4)(6) Horizontal Rigs in Lower-48(3)(6) Relative Rank Insider Ownership(5)(6) Commodity Weighting Scale & Accretive Growth Aligned Interests Asset Quality & Operational Efficiency Operators with Top Quartile Valuation(7) Average Rank of Operators with Top Quartile Valuation(7) Average Rank of Operators with Bottom Quartile Valuation(7) Operators with Interquartile Valuation(7) Operators with Bottom Quartile Valuation(7) Parsley Energy Pro Forma(8) Pro Forma Pro Forma Pro Forma Pro Forma Pro Forma Pro Forma Parsley Energy Standalone

General & Administrative and Operational Additional Synergies Water Infrastructure Potential to expand ongoing Parsley water infrastructure-related strategic initiatives Overlapping Acreage Land synergies driven by extending laterals and eliminating lease line buffers Jagged Peak Transaction – Synergy Scorecard Annual Value (Low – High) Commentary Timing ~$40-50 million ~$25 million in 2020E ~$40-50 million in 2021E+ G&A and operational synergies expected to be realized in near term Austin-based company with a single management team Cost of Capital Accelerates progress toward investment grade credit profile and helps facilitate opportunistic debt refinancing in the future (1) Present value (“PV-10”) defined as the present value of future cash flows utilizing a 10% discount rate. PV-10 range reflects estimated 10-year low and high end synergy total. Stock-for-stock, low-premium transaction ensures synergies accrue to all shareholders Modest premium paid is materially below present value of G&A synergies(1) Integration success aligns with go-forward incentive plan for all Parsley employees Primary Synergy Capital Efficiency Gains Well cost savings based on applying Parsley demonstrated Delaware Basin cost metrics to Jagged Peak inventory Development Pace Flexibility Dropping a rig in the pro forma company supports free cash flow profile without sacrificing benefits of scale Enhances ability to return capital to shareholders PV-10 of ~$250- $300 million(1)

Parsley significantly reduced Delaware well costs over the past 12 months Applying Parsley’s scale advantage expected to help lower Jagged Peak’s well costs Expect capital efficiency gains to enhance 2020 free cash flow(1) profile by $20-$40 million(2) Jagged Peak Transaction – Revamped Delaware Cost Structure (1) Free cash flow is a non-GAAP financial measure and is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (2) Represents ~$100 per foot savings (relative to JAG 2019 targeted well costs of $1,250 per foot) applied to four rigs dedicated to acquired JAG assets; (3) Pro forma for pending JAG acquisition announced 10/14/2019; (4) Based on date wells placed on production. Excludes water infrastructure costs; (5) Northern White Sand (“NWS”) and Regional Brown Sand (“RBS”); (6) Based on JAG management public commentary after 8/8/2019. Delaware Cost Reductions Provide Capital Efficiency Tailwind Scale benefits Sustained operational efficiency Optimized well design PE Delaware costs down 20%+ in last 12 months Translates to and estimated $20-$40 mm of savings in 2020(2) Service cost deflation offers further savings potential Significant Capex Savings Potential $1,075 - $1,150 Parsley Standalone Jagged Peak Standalone Parsley Pro Forma(3) Faster cycle times Well design tweaks Optimized facilities JAG well costs also on downward trajectory (‘19 Budget Season) (‘20 Budget Season) Lateral Length: ~10,000’ Loadings: 2,400 #/ft; 50 Bbls/ft Sand Type: Mostly NWS (2 RBS tests)(5) PE Base Well Design Lateral Length: ~9,000’ Loadings: 2,100 #/ft; 50 Bbls/ft Sand Type: 100% RBS JAG Base Well Design Collaborative approach to best practices Increased RBS usage Contemplated Base Well Design (6)

Jagged Peak Transaction – Delaware Productivity Jagged Peak wells outperforming comparable Parsley Delaware Basin wells by ~15% Familiar geology with more productive reservoir Thicker Wolfcamp and 3rd Bone Spring targets moving northwest of Parsley’s Trees Ranch area (1) Source: DrillingInfo/Enverus. Includes wells placed on production from January 2017 to August 2019 in Trees Ranch, Whiskey River and Cochise areas. Normalized to 10,000’ lateral length and adjusted for downtime. WARD PECOS REEVES Delaware Basin Central Basin Platform More Productive Wells on Jagged Peak Acreage(1) Well-Delineated, Interlocking Acreage Positions Parsley Acreage Jagged Peak Acreage Parsley Pads Jagged Peak Pads Cochise Whiskey River Trees Ranch

Defend & Extend Capital Efficiency Gains 8-10%+ 14-16%+ 1-2% 4% 5% 5-6% 3-4% 4-5% Encouraging early-time results validating shift in approach Optimized Completions Confirmatory strong well results in Martin, Midland, and Upton Counties Shifting Activity Mix Cycle time improvement, well design tweaks, and reduced consumables costs Capex Savings Adding More Barrels of Oil for Fewer Development Dollars 2019 Action Plan designed to improve capital efficiency and compress timeline to sustainable free cash flow(1) Expected 8-10%+ YoY improvement driven by lower well costs, high-graded activity, and optimized completions Raising targeted YoY improvement to 14-16%+ after encouraging year-to-date results Capital Efficiency Improvement vs. 2018 (%)(2) (1) Free cash flow is a non-GAAP financial measure and is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (2) Capital efficiency calculated as barrels of organic oil production added (Q41/Q40, adjusted for PDP oil base decline) per million dollars of development capital expenditures. Assumes 4Q18/4Q17 PDP oil base decline of ~45% and 4Q19/4Q18 PDP oil base decline of ~43%. 2019 Action Plan Delivering a step-change improvement in capital efficiency JAG transaction helps preserve and build upon capital efficiency gains 2020 Preliminary Pro Forma Outlook Scale benefits on JAG assets More local sand in Delaware Optimal project sizing (6-8 well projects) More efficient facilities spend Capex Savings 1-2% 1-2% Initial Target: Revised Target: The “New Normal” 4 rigs running on JAG assets Slight activity increase in Martin and Midland Counties Shifting Activity Mix Service cost deflation offers further savings potential Opportunity for Incremental Improvement

Parsley Acreage Jagged Peak Acreage Jagged Peak Transaction – Straight Forward Path to Value Creation (1) Free cash flow is a non-GAAP financial measure and is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (2) Cash return on capital invested (“CROCI”) is calculated by dividing the sum of cash flow from operations and after-tax interest expense by the sum of average gross property, plant and equipment and average non-cash working capital; (3) Return on capital employed (“ROCE”) is calculated by dividing the sum of net income and after-tax interest expense by the sum of average shareholder’s equity and net debt. Net debt is a non-GAAP financial measure defined as total debt less cash and cash equivalents; (4) Source: Bloomberg. U.S. Bureau of Labor Statistics, Producer Price Index by Industry: Oil and Gas Extraction [PCU21112111],. Jagged Peak Transaction - Conviction in Value Creation Jagged Peak Transaction - Confidence in Managing Execution Risk Enhances free cash flow(1) without sacrificing benefits of scale Increases Free Cash Flow Accretive to CROCI(2) and ROCE(3) Maintain ROR-focused development program Enhances Top-Tier Corporate Returns Defends and extends capital efficiency gains Sustains Capital Efficiency Gains WARD PECOS REEVES Delaware Basin Central Basin Platform Operational bandwidth – PE running 16 rigs one year ago Activity pace – Slowing down combined activity in 2020E Deflationary environment – helps ensure high-quality services Moderating Activity Pace in Deflationary Environment Analyzed assets in 2012 and again in 2016 (pre-JAG IPO) Familiar geology – extension from PE Trees Ranch area Historical data sharing and non-operated participation Institutional Familiarity with JAG Assets 4Q18 1Q19 2Q19 3Q19 2020E

Strong, Flexible Financial Position 1H25 2H25 $1,100 $400 $700 $450 $650 Senior Notes ($MM) Revolving Credit Facility ($MM)(2) Maintains Healthy Leverage Profile with Ample Borrowing Capacity Pro forma Parsley leverage remains healthy at ~1.6x(1), consistent with that of standalone Parsley Larger cash flow base and ample liquidity Modest debt levels and no near-term maturities Increased scale and production levels accelerate path to an investment grade credit profile May facilitate opportunistic debt refinancing in the future Strong pro forma hedge position, with a majority of 2020 oil production hedged Favorable Debt Maturity Schedule $500 Parsley Jagged Peak Committed Amount Remaining Borrowing Base $2,700 $165 Amount Drawn $1,000 Note: Debt outstanding as of 9/30/2019 for PE and 6/30/2019 for JAG; (1) Net leverage ratio calculated as net debt divided by trailing twelve months EBITDAX; (2) Parsley 2021 amount drawn on revolving credit facility reflects paydown of Jagged Peak amount drawn on Parsley RBL.

Generated free cash flow(2) in 3Q19 Tightening 2019 capital budget range Increasing targeted YoY improvement in capital efficiency to 14-16%+(3) Raising organic oil growth guidance to ~25% YoY(4) Lowering unit operating cost guidance by 3% at the midpoint Proactively managing 2H19 completion schedule to avoid the operational friction costs associated with budget exhaustion Facilitates steady organic growth in 1Q20 Guidance Summary All guidance as of 11/5/2019. Updated 2019 guidance does not take into effect the acquisition of Jagged Peak, which is expected to close in the first quarter of 2020; (1) Wells placed on production; (2) Free cash flow is a non-GAAP financial measure. Free cash flow is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (3) Capital efficiency calculated as barrels of organic oil production added (Q41/Q40, adjusted for PDP oil base decline) per million dollars of development capital expenditures. Assumes 4Q18/4Q17 PDP oil base decline of ~45% and 4Q19/4Q18 PDP oil base decline of ~43%. Adjusted for divestitures closed after 9/30/2018; (4) Adjusted for divestitures closed in 2018. 4Q19 Guidance 88.5-92.0 MBo/d Continuing to budget at $50 WTI Delivering on 2019 Development Plan Prior 2019 Guidance Updated 2019 Guidance Production Net Oil Production (MBo/d) 85.0 - 86.5 86.4 - 87.4 Net Production (MBoe/d) 134.0 - 139.0 138.0 - 142.0 Capital Program Total Development Expenditures ($MM) $1,400 - $1,490 $1,400 - $1,470 Drilling & Completion (% of Total) ~85% ~85% Facilities, Infrastructure & Other (% of Total) ~15% ~15% Activity Gross Operated Horizontal POPs(1) 135 - 140 ~140 Midland Basin (% of Total) ~85% ~85% Delaware Basin (% of Total) ~15% ~15% Average Lateral Length 10,100’ - 10,500' 10,200’ - 10,500' Gross Operated Lateral Footage (000's) 1,365' - 1,470' 1,430' - 1,470' Average Working Interest 93 - 94% 93 - 94% Units Costs Lease Operating Expenses ($/Boe) $3.40 - $3.90 $3.40 - $3.65 Cash G&A ($/Boe) $2.60 - $2.90 $2.50 - $2.70 Production & Ad Valorem Taxes (% of Total Revenue) 6% - 7% 6% - 7%

Supplementary Slides

Parsley Acquisition of Jagged Peak – A Natural Extension in the Permian Low-Premium Transaction is Accretive to Cash Flow per Share, Free Cash Flow(1) per Share, Cash Return on Capital Invested (“CROCI”)(2), and Net Asset Value Complementary and Contiguous Oil-Weighted Production and Inventory with Industry-Leading Margins Strengthens Operational Scale and Improves Corporate Agility Maintains Strong Balance Sheet with All-Stock Consideration Substantial, Near-Term Deliverable Synergies Support Additional Margin Expansion and Sustainability of Capital Efficiency Gains (1) Free cash flow is a non-GAAP financial measure. Free cash flow is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions, less accrual-based development capital expenditures; (2) CROCI is calculated by dividing the sum of cash flow from operations and after-tax interest expense by the sum of average gross property, plant and equipment and average non-cash working capital. Supports Free Cash Flow(1) Profile and Enhances Ability to Return Capital to Shareholders

Maintaining Returns-Focused Development Approach Pro Forma Parsley Acreage Pro Forma Rig Areas Status Quo Rig Areas Slight moderation of pro forma activity prioritizes free cash flow growth Preliminary Pro Forma 2020 Outlook(1) MARTIN HOWARD GLASSCOCK MIDLAND UPTON REAGAN CRANE PECOS REEVES WARD Central Basin Platform Midland Basin Delaware Basin 2020E Capex Breakdown Midland Delaware TOTAL Net Lateral Ft. POP’d (000’s) ~1,600’ x Basin Allocation ~65% ~35% = Basin Net Lateral Ft. (000’s) ~1,000’ ~600’ x Basin DC&E ($/Ft) ~$925 ~$1,125 = Basin DC&E ($MM) ~$925 ~$675 Total DC&E ($MM) ~$1,600 Other ($MM)(5) ~$150 TOTAL CAPEX ($MM) ~$1,750 Continuing to budget at $50 WTI Do not anticipate Parsley capital to be allocated to Big Tex area in 2020E WINKLER LOVING ANDREWS ECTOR CULBERSON JEFF DAVIS BORDEN DAWSON GAINES LEA EDDY (1) Pro forma for pending JAG acquisition announced 10/14/2019; (2) Free cash flow is a non-GAAP financial measure. Free cash flow is defined as net cash provided by operating activities before changes in operating assets and liabilities, net of acquisitions. less accrual-based development capital expenditures; (3) Capital efficiency calculated as barrels of organic oil production added (Q41/Q40, adjusted for PDP oil base decline) per million dollars of development capital expenditures; (4) Estimated annual production growth and capital expenditure reduction based on midpoints of updated PE 2019 and 2020 pro forma guidance ranges and midpoints of latest JAG 2019 guidance ranges obtained from publicly available data as of 11/5/2019. Assumes full year contribution of JAG in 2020; (5) Other capital expenditures includes non-operated activity, water infrastructure, geological/geophysical, and change in working backlog capex (wells in process at the beginning and end of the year). Enhanced free cash flow profile(2) Sustained capital efficiency(3) ROR steers capital allocation mix Capex Budget: $1.6-$1.9B(4) (~15% YoY reduction) Oil Production: 126-134 MBo/d(4) (~10% YoY growth)

Dialed in to Permian Scale Sweet Spot Efficient allocation of capital within the Permian requires sufficient scale Parsley believes optimal scale both retains corporate agility and ensures a voice in service market Voice in Market Corporate Agility Limited Small-Scale Optimal Scale Midstream: Sizable acreage position and growth visibility helped lock in favorable terms with quality midstream partners Procurement: Comprehensive RFQ(2) processes for certain key services conducted every 3-6 months Quality Control: High-performing crews facilitated step-change in completion efficiency in 2H18 Parsley Real-World Examples Development Approach: Shift to 2019 “ROR-Optimized” plan in late-2018 required corporate agility and cohesive interdisciplinary collaboration Integration: Buildout of water infrastructure created a strategic asset Activity Cadence: Absorbed downshift from 16 rigs to 11 rigs without disruption Mega-Scale Preferred Partners Pricing Power Operational Continuity Info Dataset / Implementation Mid/Downstream Integration Need Friction Costs Limited/Volatile Limited Small / Rapid Low-to-Moderate High Dynamic Moderate-to-Strong Strong Moderate / Fast Opportunistic Moderate-to-Low Smaller vendor pool Strong Strong Large / Slow Growing Low + + + + + +/- +/- +/- +/- + + + - - - +/- + - (1) DrillingInfo. Active horizontal drilling rigs in Midland and Delaware Basins as of 10/2/2019 pro forma for announced corporate M&A activity; (2) Request for quotation. 5 rigs or less 6-20 rigs 20+ rigs Corporate Benefits from Flexibility & Scale Small-Scale Optimal Scale Mega-Scale Measuring Permian Scale by Rig Count(1) Parsley remains in the sweet spot to realize benefits of optimal scale 35 Pro Forma

Long Reinvestment Runway Provides Development Optionality (1) Leasehold where Parsley can drill or propose drilling horizontal wells with lateral lengths equal to or greater than 1-mile; (2) As of 6/30/2019 pro forma for 2019 acreage expirations recorded in 4Q18; (3) Development inventory includes operated locations in Lower Spraberry, Wolfcamp A, Wolfcamp B, and Wolfcamp C zones in defined DSUs. Darker shade of blue represents actual 2018 development program; (4) Based on 2019E activity levels in each development area; (5) Bottom of inventory range represents development of inventory in defined DSUs utilizing increased proppant and wider spacing configuration, consistent with 2019 development approach and is comprised of 26 million gross (22 million net) lateral feet in proven formations (Lower Spraberry, Wolfcamp A, Wolfcamp B, and Wolfcamp C zones). Top of inventory range represents full development inventory in defined DSUs and is comprised of 35 million gross (30 million net) lateral feet in proven formations. 10-15 Years 10-20 Years 25-35 Years 20-30 Years 25-30 Years MARTIN HOWARD MIDLAND GLASSCOCK REAGAN UPTON REEVES PECOS Central Basin Platform 15-20 Years Durable, geographically balanced inventory enables shift to a more ROR-focused development approach in 2019 Higher concentration of activity in Martin, Midland, and Upton Counties Combination of upsized fracs and wider spacing in select areas Over a decade of running room in each distinct core geography at 2019 development patterns WARD Development Inventory Drilled(1) 2019E Development Program(2) Inventory Life at 2019E Pace(3) ANDREWS ECTOR CRANE 2019 Action Plan Parsley Drill Spacing Unit (“DSU”)(1) Other Parsley Acreage (~167,000 net acres)(2) (~22,000 net acres)(2) DSU Development Inventory Drilled(3) 2018 DSU Development Program(3) 2019E Development Program(4) Remaining DSU Inventory Life at 2019E Pace(4)(5) Years Geographically balanced program Emphasis on resource discovery and delineation 2017-2018 Development Approach HOWARD Publication Date: February 2019 Inventory Life: As of YE18 Development Pace: ~1.35MM ft/yr

JAG Transaction - Widening Reinvestment Runway with High-Return Projects 8-11 Years 10-15 Years 15-25 Years 20-30 Years 25-30 Years MARTIN HOWARD MIDLAND GLASSCOCK REAGAN UPTON REEVES PECOS Central Basin Platform 12-15 Years Acreage trades and various small transactions have improved inventory quality by increasing working interests, specifically in Martin and Midland Counties Drilling/completion efficiency gains translated to increased footage for less capital Expect to place on production ~100,000 more lateral feet than original budget (Martin/Midland, Glasscock, and Pecos) WARD Development Inventory Drilled(1) 2019E Development Program(2) Inventory Life at 2019E Pace(3) ANDREWS ECTOR CRANE Delivering on 2019 Action Plan Parsley Drill Spacing Unit (“DSU”)(1) Other Parsley Acreage (~246,000 net acres)(2) (~20,000 net acres)(2) DSU Development Inventory Drilled(3) 2018 DSU Development Program(3) 2019E Development Program(4) Remaining DSU Inventory Life at 2019E Pace(4)(5) Years High-return Delaware projects slot into near-term development program Healthy inventory duration in each distinct core geography of 2019 development program Jagged Peak Transaction HOWARD Publication Date: November 2019 Inventory Life: As of 4Q19; pro forma for Jagged Peak transaction(2) Development Pace: ~1.9MM ft/yr(5) (1) Leasehold where Parsley can drill or propose drilling horizontal wells with lateral lengths equal to or greater than 1-mile; (2) As of 9/30/2019 pro forma for pending JAG acquisition announced 10/14/2019 and scheduled 2019 acreage expirations recorded in 4Q18; (3) Development inventory includes operated locations in Lower Spraberry, Wolfcamp A, Wolfcamp B, and Wolfcamp C zones in defined DSUs. Darker shade of blue represents actual 2018 development program; (4) Based on 2019E activity levels in each development area; (5) Bottom of inventory range represents development of inventory in defined DSUs utilizing increased proppant and wider spacing configuration, consistent with 2019 development approach and is comprised of 28 million gross (24 million net) lateral feet in proven formations (Lower Spraberry, Wolfcamp A, Wolfcamp B, Wolfcamp , and 3rd Bone Spring zones). Top of inventory range represents full development inventory in defined DSUs and is comprised of 40 million gross (35 million net) lateral feet in proven formations. Remaining DSU inventory life ranges exclude actual footage completed through 3Q19; (5) Development pace is pro forma for pending JAG acquisition announced 10/14/2019 and includes ~1.45MM gross lateral feet for legacy PE assets and ~0.45MM gross lateral feet for legacy JAG assets.

Source: FactSet. Margin and cost data based on 2Q19 results. (1) Adjusted EBITDAX Margin is a non-GAAP financial measure. For a reconciliation of the non-GAAP financial measure of Adjusted EBITDAX Margin to the most directly comparable GAAP financial measure, please see the slides 23 and 24; (2) Peers include CDEV, CXO, FANG, LPI, MTDR, PXD, (3) IHS Horizontal wells only; (4) West Texas Light (WTL) Midland is defined as crude with an API gravity between 44.1°and 49.9°with a Sulphur content less than 0.40%. West Texas Sour (WTS) is defined as crude with an API gravity between 30.0°and 38.0°with a sulphur content less than 2.50%. Complementary High-Margin Assets Peer-Leading LOE Prioritizing Sustainable Free Cash Flow – Margin Insulation Combines teams that have prioritized cost vigilance and have delivered robust operating margins Corporate cost optimization facilitates further margin expansion Both Parsley and Jagged Peak are located in favorable oil quality windows with tight API gravity range across acreage footprint Produced oil volumes register a weighted average API gravity of ~41° Sales volumes not subject to WTL or WTS discounts(4) Permian API Gravity Sweet Spot(3) Peers(2) Peers(2) Parsley + Jagged Peak (1) Parsley + Jagged Peak ANDREWS ECTOR HOWARD MARTIN MIDLAND GLASSCOCK REAGAN UPTON CRANE PECOS REEVES WARD WINKLER LEA EDDY LOVING Midland Basin Central Basin Platform Delaware Basin <40° API Gravity 40-42° 42-44° 44-47° 47-50° 50°+ Parsley Acreage Jagged Peak Acreage

Parsley Jagged Peak Adjoining Positions Increase Returns Expands Company-Owned Water Business JAG SWD JAG Source Water Wells JAG SWD Pipeline PE Electrical Lines PE SWD Gathering JAG Fresh Water Pipeline JAG Pit Locations PE SWD PE SWD Pipeline Jagged Peak Transaction – Acreage Overlap and Water Assets Parsley Leasehold Parsley Minerals Jagged Peak Leasehold Combination will create highly contiguous, interlocking footprint in the Delaware Basin Allows for a more optimized lease geometry with additional extended lateral wells Owned water infrastructure benefits from increased scale Provides additional optionality for strategic initiatives

Pro Forma 2020 Hedge Position Methodical, consistent approach Protect cash flow stream in weaker oil price environment Preserve meaningful upside exposure in stronger oil price environment Align hedges with regional price exposure Hedge positions as of 11/5/2019 and pro forma for pending JAG acquisition announced 10/14/2019. Prices represent the weighted average price of contracts scheduled for settlement during the period; (1) Parsley receives the swap price; (2) When the reference price (Midland, MEH, or Brent) is at or above the call price, Parsley receives the call price. When the reference price is between the long put price and the short put price, Parsley receives the long put price. When the reference price is below the short put price, Parsley receives the reference price plus the difference between the short put price and the long put price; (3) Premium realizations represent net premiums paid (including deferred premiums), which are recognized as a loss in the period of settlement; (4) Swaps that fix the basis differentials representing the index prices at which Parsley sells its oil and gas produced in the Permian Basin less the WTI Cushing price. Open Crude Oil Derivatives Positions Open Natural Gas Derivatives Positions Hedging Strategy Updated with 11/5/2019 Panther-Jackal combined hedge matrix file Updated with 10/2/2019 Panther-Jackal combined hedge matrix file Variance (10/20 vs. 10/2) 4Q19 1Q20 2Q20 3Q20 4Q20 4Q19 1Q20 2Q20 3Q20 4Q20 4Q19 1Q20 2Q20 3Q20 4Q20 OPTION CONTRACTS OPTION CONTRACTS OPTION CONTRACTS CUSHING CUSHING CUSHING Swaps – Cushing (MBbls/d)(1) 20 20 20 20 Swaps – Cushing (MBbls/d)(1) 20 20 20 20 Swaps – Cushing (MBbls/d)(1) Swap Price ($/Bbl) 58.25 58.25 58.25 58.25 Swap Price ($/Bbl) 58.25 58.25 58.25 58.25 Swap Price ($/Bbl) MIDLAND MIDLAND MIDLAND Three Way Collars - Midland (MBbls/d)(2) 23.1 23.076923076923077 9.7826086956521738 9.7826086956521738 Three Way Collars - Midland (MBbls/d)(2) 23.333333333333332 23.076923076923077 9.7826086956521738 9.7826086956521738 Three Way Collars - Midland (MBbls/d)(2) Short Call Price ($/Bbl) $68.571428571428569 $68.571428571428569 $65 $65 Short Call Price ($/Bbl) $68.571428571428569 $68.571428571428569 $65 $65 Short Call Price ($/Bbl) Long Put Price ($/Bbl) $56.857142857142854 $56.857142857142854 $54.666666666666664 $54.666666666666664 Long Put Price ($/Bbl) $56.857142857142854 $56.857142857142854 $54.666666666666664 $54.666666666666664 Long Put Price ($/Bbl) Short Put Price ($/Bbl) $46.857142857142854 $46.857142857142854 $44.666666666666664 $44.666666666666664 Short Put Price ($/Bbl) $46.857142857142854 $46.857142857142854 $44.666666666666664 $44.666666666666664 Short Put Price ($/Bbl) Swaps – Midland (MBbls/d)(1) 3.2970000000000002 3.2970000000000002 Swaps – Midland (MBbls/d)(1) 3.3330000000000002 3.2970000000000002 Swaps – Midland (MBbls/d)(1) Swap Price ($/Bbl) $55.2 $55.2 Swap Price ($/Bbl) 55.2 55.2 Swap Price ($/Bbl) MAGELLAN EAST HOUSTON ("MEH") MAGELLAN EAST HOUSTON ("MEH") MAGELLAN EAST HOUSTON ("MEH") Three Way Collars - MEH (MBbls/d)(2) 46.2 46.2 37.5 37.5 Three Way Collars - MEH (MBbls/d)(2) 41.7 41.2 32.6 32.6 Three Way Collars - MEH (MBbls/d)(2) 4.5 5 4.8999999999999986 Short Call Price ($/Bbl) $74.62 $74.62 $72.28 $72.28 Short Call Price ($/Bbl) $74.58 $74.58 $71.87 $71.87 Short Call Price ($/Bbl) $4.0000000000006253E-2 $4.0000000000006253E-2 $0.40999999999999659 Long Put Price ($/Bbl) $59.05 $59.05 $58.08 $58.08 Long Put Price ($/Bbl) $58.94 $58.94 $57.8 $57.8 Long Put Price ($/Bbl) $0.10999999999999943 $0.10999999999999943 $0.28000000000000114 Short Put Price ($/Bbl) $49.05 $49.05 $48.08 $48.08 Short Put Price ($/Bbl) $48.94 $48.94 $47.8 $47.8 Short Put Price ($/Bbl) $0.10999999999999943 $0.10999999999999943 $0.28000000000000114 Swaps – MEH (MBbls/d)(1) 4.2 4.2 Swaps – MEH (MBbls/d)(1) 1 1 Swaps – MEH (MBbls/d)(1) Swap Price ($/Bbl) $56.3 $56.3 Swap Price ($/Bbl) 56.3 56.3 Swap Price ($/Bbl) BRENT BRENT BRENT Three Way Collars - Brent (MBbls/d)(2) 11.538461538461538 9.7829999999999995 9.7829999999999995 Three Way Collars - Brent (MBbls/d)(2) 11.538461538461538 11.413043478260869 11.413043478260869 Three Way Collars - Brent (MBbls/d)(2) -1.6300434782608697 -1.6300434782608697 Short Call Price ($/Bbl) $74.285714285714292 $74.17 $74.17 Short Call Price ($/Bbl) $74.285714285714292 $74.285714285714292 $74.285714285714292 Short Call Price ($/Bbl) $-0.1157142857142901 $-0.1157142857142901 Long Put Price ($/Bbl) $62.29 $62.33 $62.33 Long Put Price ($/Bbl) $62.285714285714285 $62.285714285714285 $62.285714285714285 Long Put Price ($/Bbl) $4.4285714285713595E-2 $4.4285714285713595E-2 Short Put Price ($/Bbl) $52.285714285714285 $52.33 $52.33 Short Put Price ($/Bbl) $52.285714285714285 $52.285714285714285 $52.285714285714285 Short Put Price ($/Bbl) $4.4285714285713595E-2 $4.4285714285713595E-2 Total Option Contracts (MBbls/d) 92.597000000000008 104.11238461538461 81.265608695652176 81.265608695652176 Total Option Contracts (MBbls/d) 88.36633333333333 99.112384615384613 74.795652173913041 74.795652173913041 Total Option Contracts (MBbls/d) 4.2306666666666786 5 6.4699565217391353 6.4699565217391353 Premium Realization ($MM)(3) $-14.1195 $-15.717000000000001 $-11.548500000000001 $-11.548500000000001 Premium Realization ($MM)(3) $-14.1195 $-15.717000000000001 $-11.548500000000001 $-11.548500000000001 Premium Realization ($MM)(3) BASIS SWAPS BASIS SWAPS BASIS SWAPS Midland-Cushing Basis Swaps (MBbls/d)(4) 30.9 30.9 26 26 Midland-Cushing Basis Swaps (MBbls/d)(4) 31 30.9 26 26 Midland-Cushing Basis Swaps (MBbls/d)(4) Basis Differential ($/Bbl) $-1.06 $-1.06 $-1.31 $-1.31 Basis Differential ($/Bbl) $-1.06 $-1.06 $-1.31 $-1.31 Basis Differential ($/Bbl) 4Q19 1Q20 2Q20 3Q20 4Q20 BASIS SWAPS OIL Midland-Cushing Basis Swaps (MBbls/d)(5) 0 30.9 30.9 Basis Differential ($/Bbl) $0 $-1.06 $-1.06 MEH-Cushing Basis Swaps (MBbls/d)(5) 2.12 Basis Differential ($/Bbl) $5.0999999999999996 GAS Waha-Henry Hub Basis Swaps (MMBtu/d)(5) 32609 Basis Differential ($/MMBtu) $-1.64 7/18 op model MBbl/d Hedged (left axis) Weighted Average Floor Price (right axis) Forecasted Corporate Oil Realization (Pre-Hedges) (right axis) 43677 WTI 66.900000000000006 $54.295246636771296 $55.736527524396223 43708 Midland 0 #DIV/0! $55.736527524396223 43738 MEH 0 #DIV/0! $55.785748293367313 Brent 0 $55.844827068562083 43769 WTI 66.900000000000006 $54.314260089686101 $55.903905843756853 43799 Midland 0 #DIV/0! $55.967233034959172 43830 MEH 0 #DIV/0! $55.917823286716335 Brent 0 $55.937411237151672 43861 WTI 0 $55.956999187587009 43890 Midland 23.1 $56.857142857142854 $55.742650883041875 43921 MEH 46.2 $59.05 $55.480318436797226 Brent 0 $55.347104136666673 43951 WTI 0 $55.213889836536111 43982 Midland 23.076923076923077 $56.857142857142854 $54.957924071420464 44012 MEH 46.2 $59.05 $54.717309315315461 Brent 11.538461538461538 $62.29 $54.624436493265435 44043 WTI 0 $54.531563671215416 44074 Midland 9.7826086956521738 $54.236844342436171 44104 MEH 37.5 $58.08 $54.000953835898351 Brent 9.7829999999999995 $62.33 $53.906074913218561 44135 WTI 0 $53.811195990538764 44165 Midland 9.7826086956521738 $53.622103731947171 44196 MEH 37.5 $58.08 $53.457459388169283 Brent 9.7829999999999995 $62.33 $53.263281616478125 44227 $53.069103844786966 Updated with 11/4/2019 Panther-Jackal combined hedge matrix file Updated with 10/2/2019 Panther-Jackal combined hedge matrix file Variance (10/20 vs. 10/2) 4Q19 1Q20 2Q20 3Q20 4Q20 4Q19 1Q20 2Q20 3Q20 4Q20 4Q19 1Q20 2Q20 3Q20 4Q20 OPTION CONTRACTS OPTION CONTRACTS OPTION CONTRACTS WAHA WAHA WAHA Swaps - Waha (MMBtu/d)(1) 48242 48242 48152 48152 Swaps - Waha (MMBtu/d)(1) 8333 8333 8333 8333 Swaps - Waha (MMBtu/d)(1) 39909 39909 39819 39819 Swap Price ($/MMBtu) $1.08 $0.7 $0.9 $0.86 Swap Price ($/MMBtu) $1.08 $1.08 $1.08 $1.08 Swap Price ($/MMBtu) $0 $-0.38000000000000012 $-0.18000000000000005 $-0.22000000000000008 Total Option Contracts (MMBtu/d) 32609 48242 48242 48152 48152 Total Option Contracts (MMBtu/d) 32609 8333 8333 8333 8333 Total Option Contracts (MMBtu/d) 32609 39909 39909 39819 39819

Parsley Energy Standalone Adj. EBITDAX and Net Leverage Ratio Reconciliations Note: Certain reclassifications to prior period amounts have been made to conform with current presentation.

Pro Forma Adj. EBITDAX and Net Leverage Ratio Reconciliations Note: Certain reclassifications to prior period amounts have been made to conform with current presentation. Data is pro forma for pending JAG acquisition announced 10/14/2019; (1) JAG contract termination fee relates to the early termination of a frac fleet contract. These amounts are included as part of other operating expenses on JAG’s condensed consolidated statements of operations, as filed with the SEC; (2) LTM adjusted EBITDAX, LTM production, outstanding debt balances, and cash and cash equivalents as of 6/30/2019 for JAG and as of 9/30/2019 for PE.

Operating Cash Margin Reconciliation Note: Certain reclassifications to prior period amounts have been made to conform with current presentation.

Free Cash Flow (Outspend) Reconciliation Unaudited, in thousands Three Months Ended September 30, 2019 Nine Months Ended September 30, 2019 Net cash provided by operating activities $,325,418 $,941,300 Net change in operating assets and liabilities, net of acquisitions 13694 -1862 Total discretionary cash flow $,339,112 $,939,438 Development of oil and natural gas properties $-,343,988 $-1,081,182 Reductions (additions) to oil and natural gas properties - change in capital accruals 25695 -15429 Total accrual-based development capital expenditures $-,318,293 $-1,096,611 Free cash flow (outspend) $20,819 $-,157,173

Reserves Disclosure Oil & Gas Reserves This presentation provides disclosure of Parsley’s proved reserves, which are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions (using unweighted average 12-month first day of the month prices), operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. In this presentation, proved reserves attributable to Parsley as of 12/31/2018 are estimated utilizing SEC reserve recognition standards and pricing assumptions based on an unweighted first day of the month average 12-month WTI Phillips 66 posted price, net of differentials, of $61.88/Bbl for oil and $28.05/Bbl for NGLs and a WAHA spot natural gas price, net of differential, of $1.64/MMBtu for natural gas. References to our estimated proved reserves as of 12/31/2018 are derived from our proved reserve report audited by Netherland, Sewell & Associates, Inc. (“NSAI”). We may use the term “expected ultimate recoveries” or other descriptions of volumes of reserves, which terms include quantities of oil and gas that may not meet the SEC’s definitions of proved, probable and possible reserves, and which the SEC's guidelines strictly prohibit Parsley from including in filings with the SEC. Unless otherwise stated in this presentation, such estimates have been prepared internally by our engineers and management without review by independent engineers. These estimates are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited or no drilling history. We include these estimates to demonstrate what we believe to be the potential for future drilling and production by the Company. Actual locations drilled and quantities that may be ultimately recovered from our properties will differ substantially. In addition, we have made no commitment to drill all of the drilling locations we identify. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions, the impact of future oil and gas pricing, exploration and development costs, and our future drilling decisions and budgets based upon our future evaluation of risk, returns and the availability of capital and, in many areas, the outcome of negotiation of drilling arrangements with holders of adjacent or fractional interest leases. Our estimates may change significantly as development of our properties provides additional data and therefore actual quantities that may ultimately be recovered will likely differ from these estimates. Our related expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells, the undertaking and outcome of future drilling activity and activity that may be affected by significant commodity price declines or drilling cost increases. Unless otherwise noted, Net Present Value (“NPV”) estimates are before taxes and assume the Company generated EUR and decline curve estimates based on Company drilling and completion cost estimates that do not include facilities, land, seismic, general and administrative (“G&A”) or other corporate level costs. Organic Reserves Replacement Ratio Parsley uses the organic reserves replacement ratio as an indicator of the Company's ability to replace the reserves that it has developed and to increase its reserves over time. The organic reserves replacement ratio is calculated as total reserve additions and revisions (technical and pricing), divided by total production. The ratio calculation excludes acquisitions and divestitures. The ratio is not a representation of value creation and has a number of limitations that should be considered. For example, the ratio does not incorporate the costs or timing of developing future reserves. Proved Developed Finding and Development (“F&D”) Costs Parsley uses proved developed F&D (“PD F&D”), oil and gas proved developed F&D, and drillbit F&D costs as an indicator of capital efficiency, in that it measures Parsley’s costs to add proved developed reserves on a per Boe basis. Proved developed F&D is calculated as total 2018 capital expenditures (including Infrastructure and Other) divided by total 2018 proved developed reserves additions and revisions (technical and pricing). Drillbit F&D is calculated as total 2018 capital expenditures (including Infrastructure and Other), divided by total 2018 reserves additions and revisions (technical and pricing). Both calculations exclude acquisitions and divestitures and are subject to limitations, including the uncertainty of future costs to develop the company’s reserves. Oil and gas PD F&D cost is calculated by dividing annual development capital expenditures by year-over-year proved developed producing and proved developed non-producing reserve additions, and includes reclassifications and technical and pricing revisions, but excludes acquisitions and divestitures. Recycle Ratio Parsley uses recycle ratio as a measure of its capital efficiency based on its finding and development costs. Recycle ratio is calculated as operating cash margin divided by PD F&D.